Exhibit 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Vectren Corporation on Form S-8 of our report dated February 12, 2004 (which expresses an unqualified opinion and includes explanatory paragraphs relating to
(1) the changes in the method of accounting for goodwill as described in Note 2-G, asset retirement obligations as described in Note 2-H, and derivatives and hedging activities as described in Note 15, and (2) the accounting for realized gains and losses on derivative instruments not held for trading purposes as described in Note 15), appearing in the Annual Report on Form 10-K of Vectren Corporation for the year ended December 31, 2003.


/s/  Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana

August 19, 2004